SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              COHOES BANCORP, INC.
                    ----------------------------------------
                           (Name of Subject Company)

                            AMBANC HOLDING CO., INC.
                    ----------------------------------------
                      (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   192 513 109
                    ----------------------------------------
                     (CUSIP Number of Class of Securities)

                                John M. Lisicki
                     President and Chief Executive Officer
                               11 Division Street
                           Amsterdam, New York 12010
                                 (518) 842-7200
                    ----------------------------------------
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                              John J. Spidi, Esq.
                           Malizia Spidi & Fisch, PC
                       1301 K Street, N.W. Suite 700 East
                             Washington, D.C. 20005
                                (202) 434 - 4660


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated August 9, 2000 (the "Schedule TO") relating to an offer by Ambanc Holding Co., Inc., a Delaware Corporation, ("Ambanc"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Cohoes Bancorp, Inc. for $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

     All of the information in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

1. The subsection under Section 12. CERTAIN CONDITIONS OF THE OFFER entitled "REMOVAL OF IMPEDIMENTS CONDITION" beginning on page 21 of the Offer to Purchase is revised in its entirety to read as follows:

REMOVAL OF IMPEDIMENTS CONDITION

     Cohoes' Certificate of Incorporation provides that certain business combinations with an interested shareholder require the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of stock of Cohoes entitled to vote in the election of directors. Generally, an interested shareholder is any person, other than Cohoes or any subsidiary of Cohoes, that is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding voting stock of Cohoes. The business combination provisions relating to interested shareholders also apply to affiliates of interested shareholders. Business combinations subject to the 80% shareholder approval requirement include, among other things, any merger or consolidation of Cohoes or any subsidiary of Cohoes with the interested shareholder or an affiliate of the interested shareholder. A business combination with an interested shareholder may avoid the 80% shareholder approval requirement, needing only an affirmative vote of a majority of the voting power of the outstanding shares of stock of Cohoes entitled to vote in the election of directors, if the business combination has been approved by a majority of the disinterested directors of Cohoes, the fair market value of the consideration received per share by the holders of Cohoes Common Stock equals or exceeds the higher of certain fair price determinations, the interested shareholder and its affiliates refrain from engaging in certain self-dealing transactions with Cohoes prior to consummation of the business combination, and a proxy or information statement describing the proposed business combination and complying with the requirements of the 1934 Act has been mailed to shareholders of Cohoes at least 30 days prior to the consummation of such business combination.

     The DGCL contains a statute designed to provide Delaware corporations with protection against certain takeover attempts. The statute, which is codified in
Section 203 of the DGCL ("Section 203"), among other things, prohibits Cohoes (a Delaware corporation) from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 15% or more of Cohoes' outstanding voting stock (an "Interested Shareholder") during the three-year period following the date such person became an Interested Shareholder. This restriction does not apply if: (i) before such person became an Interested Shareholder, the board of directors approved the transaction in which the Interested Shareholder becomes an Interested Shareholder or approved the business combination; or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of Cohoes outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Shareholder. Section 203 provides that a Delaware corporation may exempt itself from the requirements of the statute by adopting an amendment to the corporation's certificate of incorporation. Cohoes' Certificate does not exempt Cohoes from the requirements of Section 203. A copy of Section 203 is attached hereto as Schedule III.

     The New York charter of Cohoes Savings Bank, the thrift subsidiary of Cohoes, contains a provision which currently prevents any person from acquiring, directly or indirectly, more than ten percent of any class of stock of Cohoes Savings Bank. Because Cohoes Savings Bank is owned and controlled by Cohoes, the acquisition of Cohoes Common Stock pursuant to the Offer may be deemed to be an indirect acquisition of the equity securities of Cohoes Savings Bank which, accordingly, may result in a violation of the New York charter of Cohoes Savings Bank. This ownership limitation is being maintained on a permissive basis by Cohoes Savings Bank and may be lawfully removed by amendment to its charter. The charter of Cohoes Savings Bank could be amended through the adoption of appropriate resolutions by the board of directors of Cohoes Savings Bank -- who are substantially the same individuals as the directors of Cohoes -- which resolutions would thereafter be approved by the Cohoes Board acting on its behalf as the sole shareholder of Cohoes Savings Bank.

     All of the above are impediments to the consummation of the Ambanc-Cohoes Merger. The Removal of Impediments Condition provides that Ambanc is not required to purchase shares of Cohoes Common Stock and may terminate, amend or extend the Offer, unless the above impediments are removed. This can be satisfied by the Cohoes Board approving the Offer and the Ambanc-Cohoes Merger. The consideration offered pursuant to the Offer meets the fair price requirements of the business combination provisions of Cohoes' Certificate and, except for the required approval of Cohoes' directors, satisfaction of the other conditions would be within Ambanc's control. Accordingly, the approval of the Offer and the Ambanc-Cohoes Merger by the Cohoes Board (other than any director nominated by Ambanc and thereafter elected to the Cohoes Board) would obviate the 80% vote requirement of Cohoes' Certificate and also make Section 203 inapplicable to the transaction. As part of its approval of the Ambanc-Cohoes Merger, the Cohoes Board would also have to make appropriate arrangements for amendment to the charter of Cohoes Savings Bank to eliminate the 10% or greater ownership prohibition contained therein.


     In order to complete its acquisition of Cohoes in the Cohoes-Ambanc Merger following the consummation of the Offer, Ambanc would need to be able to vote the shares tendered to it. The Cohoes' Certificate, however, provides that a beneficial owner of more than 10% of the voting stock of Cohoes is prohibited from voting more than 10% of the stock of Cohoes (the "10% Limit"). Removal of this provision would require the approval of 80% of the voting power of all outstanding Cohoes shares. Thus, the completion of the Offer could be delayed due to the need to hold a meeting of Cohoes stockholders to approve an amendment to the Cohoes' Certificate removing the 10% Limit. In addition, removal of other impediments to the completion of Ambanc-Cohoes Merger, including Section 203 of the DGCL and certain anti-takeover provisions in the Cohoes' Certificate and the charter of Cohoes Savings Bank, would require the approval of the Cohoes Board.


     There can be no assurance that the impediments to the completion of the Ambanc-Cohoes Merger will be removed, and, if so, as to the timing of the removal of such impediments. While removal of certain of the impediments is within the control of the Cohoes Board, removal of certain other impediments is outside the control of the Cohoes Board.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 of the Schedule TO is hereby amended and supplemented as follows:

2. The section entitled "BACKGROUND OF THE OFFER; CONTACTS WITH COHOES" beginning on page 19 of the Offer to Purchase is revised in its entirety to read as follows:

     From time to time, Ambanc is involved in due diligence investigations, discussions and negotiations concerning possible business combination transactions with other financial institutions. Ambanc generally seeks to acquire financial institutions that would: (i) complement its overall strategic focus; (ii) provide opportunities for growth in markets where the target financial institution conducts business; and (iii) improve Ambanc's retail banking franchise.

     In August 1998, Ambanc retained Sandler O'Neill & Partner, L.P. to explore strategic options for Ambanc which could result in the sale or merger of Ambanc. As part of this process, Cohoes was contacted to ascertain whether it had any interest in a strategic combination with Ambanc. In the late spring of 1999, Cohoes indicated an interest regarding a possible acquisition of Ambanc. In furtherance of this possible business combination, the parties entered into a confidentiality agreement whereupon Ambanc furnished Cohoes with certain business and other information regarding Ambanc. In June 1999, Cohoes made a nonbinding expression of interest to acquire Ambanc which, after further negotiations with Cohoes, was ultimately rejected by the Ambanc Board of Directors in July1999. Subsequently, in September and October 1999, the Presidents of the two companies informally discussed possible business combinations and the parties recommenced discussions regarding a possible acquisition of Ambanc by Cohoes. In December 1999, Cohoes again made a nonbinding expression of interest to acquire Ambanc. After several weeks of negotiations and due diligence, Cohoes withdrew its proposal in January 2000.

     On April 25, 2000, Cohoes and Hudson announced that they had entered into the Hudson Merger Agreement and the Hudson Option Agreement. Following announcement of the Proposed Hudson Merger, Ambanc reviewed its strategic options in light of the Proposed Hudson Merger.

     In May 2000, the President of Cohoes contacted the President of Ambanc regarding possible discussions of an acquisition of Ambanc by Cohoes. In June 2000, representatives of the companies met twice to discuss the possibility of an acquisition of Ambanc by Cohoes. On June 15, 2000, Ambanc made an acquisition proposal to the Cohoes Board of Directors in which Ambanc would acquire Cohoes in a merger in which each share of Cohoes' common stock would be exchanged for $14.75, in cash. Subsequently, a director of Ambanc discussed with Cohoes' investment banker Cohoes interest in acquiring Ambanc. On June 20, 2000, Cohoes and Hudson jointly made a nonbinding offer to acquire Ambanc, contingent upon, among other things, the successful completion of the Proposed Hudson Merger. On June 23, 2000, representatives of Ambanc met with representatives of Cohoes and Hudson to discuss the joint nonbinding proposal to acquire Ambanc and Ambanc's proposed acquisition of Cohoes. Ambanc's representatives at the meeting requested, among other things, that Cohoes increase its proposed price and drop the condition that the Proposed Hudson Merger be completed. Cohoes refused this request and suggested that any negotiations had to be conducted through Cohoes' investment banker. Accordingly, subsequent to this meeting, a director of Ambanc and Ambanc's financial advisor contacted Cohoes' investment banker in an attempt to negotiate a higher price for Ambanc and have the completion of the Proposed Hudson Merger dropped as a condition precedent to the completion of the Ambanc acquisition. Also later on June 23, 2000, Ambanc revised its proposal to Cohoes and offered to purchase each share of Cohoes' common stock for $15.25 in cash. On June 26, 2000, Ambanc notified Cohoes and Hudson that it had rejected the joint nonbinding proposal from Cohoes and Hudson for being too low in price and too conditional to assure completion of the acquisition. The June 23, 2000, revised proposal of Ambanc to acquire Cohoes was rejected by Cohoes in July 2000.

     On July 27, 2000, Ambanc announced its intention to commence a tender offer to purchase each outstanding share of Cohoes Common Stock for $16.50 per share in cash.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 of the Schedule TO is hereby amended and supplemented as follows:

1. The section entitled "SOURCE AND AMOUNT OF FUNDS" beginning on page 27 of the Offer to Purchase is revised in its entirety to read as follows:

     Ambanc estimates that the total amount of funds required to purchase the Shares in the Offer (excluding the 304,650 Shares beneficially owned by Ambanc) will be approximately $125.5 million, which will be funded from Ambanc's existing assets, including securities held as available-for-sale, and/or an advance or dividend from Ambanc's wholly-owned subsidiary, Mohawk Community Bank, to Ambanc.


     Ambanc will not accept for payment or pay for any shares tendered until all conditions of the Offer have been satisfied or waived. Regulatory approval is one such condition and is non-waivable. Ambanc's wholly-owned subsidiary, Mohawk Community Bank, currently has over $200 million in available-for-sale securities, which is more than adequate to pay for the acquisition of Cohoes. The available for sale securities currently owned by Ambanc are highly liquid securities for which there is an active trading market with quotations and values set daily. The securities consist of mortgage-backed and other government securities issued by the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA), the Government National Mortgage Association (GNMA) and the U.S. Treasury and other agencies, and are immediately saleable. Ambanc has factored in any loss it might have on its securities portfolio, based on current trading prices, in determining its ability to pay the offer price, even though, at the time such securities are eventually sold, there may be a substantial gain on the portfolio, depending upon the then interest rate environment. Any loss Ambanc may incur on the sale of securities is not expected to materially affect Ambanc's ability to finance the Offer.


     In addition, using the available-for-sale securities to pay for the acquisition of Cohoes will affect Ambanc's regulatory capital position. The financial resources of Ambanc following the Ambanc-Cohoes Merger will be an important factor in obtaining federal regulatory approval of the Ambanc-Cohoes Merger. Based on certain financial assumptions regarding Ambanc and Cohoes, Ambanc currently believes that, following the Ambanc-Cohoes Merger, it will have sufficient financial resources and regulatory capital to satisfy regulatory requirements. There can be no assurance, however, that such approvals will be received.


     The sale of available for sale securities by Mohawk Community Bank would be undertaken only in connection with the Ambanc-Cohoes merger and is not expected to reduce the Bank's capital below minimum levels required by applicable banking laws, result in the Bank's failure to meet minimum capital requirements, jeopardize the Bank's ability to operate or put its insured deposits at material risk. One of the conditions of Ambanc's Offer is the prior approval of regulatory authorities and the Board of Directors of Cohoes of the Ambanc-Cohoes merger. Ambanc does not have an alternative financing plan or arrangement in the event that it is unable to use the available-for-sale securities to pay for the acquisition of Cohoes.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Conditions to Ambanc's Offer

     On August 17, 2000, the Cohoes shareholders rejected the proposed merger of Cohoes with and into Hudson River Bancorp, Inc. ("Hudson"). One of the conditions of Ambanc's Offer was that the Cohoes shareholders not approve the proposed merger of Cohoes and Hudson. Thus, this condition to Ambanc's Offer has now been satisfied.

     Among the remaining conditions to Ambanc's Offer is the requirement that the Hudson-Cohoes Merger Agreement be terminated. The rejection by the Cohoes shareholders of the proposed Hudson merger did not automatically terminate the merger agreement. Because the Cohoes shareholders did not approve the merger agreement, both Cohoes and Hudson now each have the ability to terminate the merger agreement. There can be no assurances as to when, or whether, either party would terminate the merger agreement.

     In addition, Ambanc's Offer is conditioned on the termination of the Hudson-Cohoes Option Agreement and the surrender by Hudson to Cohoes of the options granted to Hudson thereunder. Absent any payment therefor, there is no financial incentive for Hudson to voluntarily terminate the Hudson Option Agreement. Under the Hudson Option Agreement, Hudson would have the right to acquire 1,574,538 shares of Cohoes Common Stock at an exercise price of $9.8125 per share, subject to certain adjustments. As of August 24, 2000, based on the closing price of Cohoes common stock of $15.68 per share, the Hudson Option had a value of approximately $9.2 million.

Ambanc's Offer is Fully Taxable to the Cohoes Shareholders

     In the Offer, Ambanc proposes to purchase all of the outstanding shares of Cohoes common stock for $16.50 per share in cash. Because Ambanc's Offer is all cash, as opposed to a tax-free exchange of shares, Ambanc's Offer will be fully taxable to Cohoes shareholders at applicable tax rates. For more information regarding the federal income tax consequences of the Offer to shareholders of Cohoes, see the discussion under Section 5 "Certain Federal Income Tax Consequences" beginning on page 15 of Ambanc's Offer to Purchase, dated August 9, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2000


                               AMBANC HOLDING CO., INC.


                               By: John M. Lisicki
                                   ---------------------------------------------
                                   John M. Lisicki
                                   President and Chief Executive Officer